Exhibit 99.7

EXECUTION VERSION

TRADEMARK SECURITY AGREEMENT dated as of September 30, 2015 (this “Agreement”), among the grantors listed on Schedule I hereto (the “Grantors”) and CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as collateral agent (in such capacity, the “Collateral Agent”).

Reference is made to (a) the ABL Guarantee and Collateral Agreement dated as of September 30, 2015 (amended, supplemented, waived or otherwise modified from time to time, the “Guarantee and Collateral Agreement”), among UCI Holdings Limited, a New Zealand limited liability company (“Holdings”), UCI International, LLC, a Delaware limited liability company (the “Parent Borrower”), certain domestic subsidiaries of Holdings and the Collateral Agent and (b) the ABL Credit Agreement dated as of September 30, 2015 (amended, supplemented, waived or otherwise modified from time to time, the “Credit Agreement”), among Holdings, the Parent Borrower, UCI Acquisition Holdings (No. 1) Corp, a Delaware corporation, the Subsidiary Borrowers (as defined therein) from time to time party thereto, the banks and financial institutions from time to time party thereto (the “Lenders”) and Credit Suisse AG, Cayman Islands Branch, as an issuing lender, and as administrative agent and Collateral Agent. The Lenders have agreed to extend credit to the Borrowers pursuant to, and upon the terms and conditions specified in, the Credit Agreement. The parties hereto agree as follows:

SECTION 1. Terms. Capitalized terms used in this Agreement and not otherwise defined herein have the meanings specified pursuant to the Guarantee and Collateral Agreement or the Credit Agreement, as applicable. The rules of construction specified in subsection 1.2 of the Guarantee and Collateral Agreement also apply to this Agreement.

SECTION 2. Grant of Security Interest. Each Grantor hereby grants, subject to existing licenses to use the Trademarks granted by such Grantor in the ordinary course of business, to the Collateral Agent, for the benefit of the Secured Parties, a security interest in all of the Trademarks and Trademark Licenses (including those Trademarks listed on Schedule II hereto) now owned or at any time hereafter acquired by such Grantor or in which such Grantor now has or at any time in the future may acquire any right, title or interest (collectively, the “Trademark Collateral”) as collateral security for the prompt and complete payment and performance when due of the Obligations of such Grantor, except that no security interest is or will be granted pursuant hereto in any right, title or interest of any Grantor under or in any Trademark Licenses with Persons other than Holdings, a Subsidiary of Holdings or the Parent Borrower or an Affiliate of any of the foregoing for so long as, and to the extent that, the granting of such a security interest pursuant hereto would result in a breach, default or termination of such Trademark Licenses.

SECTION 3. Purpose. This Agreement has been executed and delivered by the parties hereto for the purpose of recording the grant of the security interest with the United States Patent and Trademark Office. This Agreement is expressly subject to the terms and conditions set forth in the Guarantee and Collateral Agreement.

SECTION 4. Guarantee and Collateral Agreement. The security interests granted to the Collateral Agent herein are granted in furtherance, and not in limitation, of the security interests granted to the Collateral Agent pursuant to the Guarantee and Collateral Agreement. The Grantors hereby acknowledge and affirm that the rights and remedies of the Collateral Agent with respect to the Trademark Collateral are more fully set forth in the Guarantee and Collateral Agreement, the terms and provisions of which are hereby incorporated herein by reference as if fully set forth herein. In the event of any conflict between the terms of this Agreement and the Guarantee and Collateral Agreement, the terms of the Guarantee and Collateral Agreement shall govern.

SECTION 5. Counterparts. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts (including by telecopy), and all of such counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page to this Agreement by facsimile transmission or other customary means of electronic transmission (e.g., “pdf”) shall be effective as delivery of a manually signed counterpart of this Agreement.

SECTION 6. GOVERNING LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE UNITED STATES IN RESPECT OF TRADEMARK MATTERS AND, IN ALL OTHER RESPECTS, THE LAW OF THE STATE OF NEW YORK.

[Remainder of this page intentionally left blank]

2

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

AIRTEX PRODUCTS, LP,

By	/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

ASC INDUSTRIES, INC.,

By	/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

CHAMPION LABORATORIES, INC.,

By	/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

[Signature Page to Trademark Security Agreement]

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as Collateral Agent,

By	/s/ Robert Hetu
	Name:	Robert Hetu
	Title:	Authorized Signatory

By	/s/ Michael Moreno
	Name:	Michael Moreno
	Title:	Authorized Signatory

[Signature Page to Trademark Security Agreement]

Schedule I

Grantors

1. AIRTEX PRODUCTS, LP

2. ASC INDUSTRIES, INC.

3. CHAMPION LABORATORIES, INC.

Schedule II

TRADEMARKS OWNED BY AIRTEX PRODUCTS, LP

U.S. Trademark Registrations

Mark	Reg. No.	Reg. Date
Airtex	1,121,382	7/3/1979
Master M & Design	1,219,040	12/7/1982
Master M - Small word Master over large M	1,333,153	4/30/1985
Master M Fuel Pump	1,351,583	7/30/1985
Miscellaneous Design Tri-Color (Design Only)	1,410,397	9/23/1986
Airtex Ultraflo	1,966,706	4/9/1996
Airtex XP	3,477,085	7/29/2008
Master M	3,529,483	11/4/2008
AIRTEX & Design	3,564,980	1/20/2009
MADE FOR THE AFTERMARKET	4,634,388	11/4/2014

TRADEMARKS OWNED BY ASC INDUSTRIES, INC.

U.S. Trademark Registrations

Mark	Reg. No.	Reg. Date
ASC	3,684,859	9/22/2009
ASC & Design	3,684,860	9/22/2009
KEEP IT COOL	4,407,379	9/24/2013

TRADEMARKS OWNED BY CHAMPION LABORATORIES, INC.

U.S. Trademark Registrations

Mark	Reg. No.	Reg. Date
ACE & Design	3,804,656	6/15/2010
ACE	4,050,420	11/1/2011
BUILT TO DO MORE	4,147,269	4/5/2011
CHAMP	963,571	7/10/1973
CHAMP	1,130,816	2/12/1980
CHAMP Stylized	808,484	5/17/1966
Discus Thrower Design	1,050,522	10/19/1976
ECORE	3,112,400	7/4/2006
EUROFILTER	4,176,321	7/17.2012
EXTREME CLEAN HD	4,818,292	9/22/2015
FLEETPAK	1,144,053	12/23/1980
IMPERIAL	2,264,534	7/27/1999
KLEENER	970,184	10/9/1973
LEE	729,180	3/27/1962

LUBERCOOL	951,645	1/30/1973
LUBER-FINER	897,773	9/1/1970
LUBER-FINER Design	1,163,433	8/4/1981
LUBER FINER & Design	4,147.270	4/5/2011
MXM & Design	3,600,762	4/7/2009
PETRO CLEAR & Design	2,257,935	6/29/1999
ROUGHNECK	3,226,590	4/10/2007
TOTALTEC	3,441,220	6/3/2008
ZGARD	3,058,056	2/7/2006